

SIT MUTUAL FUNDS BOND FUNDS

Sit Mutual Funds

800-332-5580
www.sitfunds.com

	U.S. Government Securities Fund (1)		Quality Income Fund (1)		Tax-Free Income Fund (1)		Minnesota Tax-Free Income Fund
	Class S	Class Y	Class S	Class Y	Class S	Class Y	
Investment Objectives	High current income and safety of principal		High current income and safety of principal		Current income exempt from federal tax		Current income exempt from federal and Minnesota tax
Minimum/Addtional Investment Regular Account	$5,000/$100	$1,000,000/$100	$5,000/$100	$1,000,000/$100	$5,000/$100	$1,000,000/$100	$5,000/$100
Minimum/Additional Investment Retirement Account	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles and Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs		At least 80% of assets in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.		At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase		At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution		Monthly (if any) automatically reinvested, may request cash distribution		Monthly (if any) automatically reinvested, may request cash distribution		Monthly (if any) automatically reinvested, may request cash distribution
Gross Expense Ratios(2)	0.80%	0.55%	0.90%(3)	0.65%(3)	0.88%(4)	0.63%(4)	0.81%(4)
Net Expense Ratios(2)	0.80%	0.55%	0.80%(3)	0.55%(3)	0.88%(4)	0.63%(4)	0.81%(4)
Total Assets as of 12/31/2022	$276.6 Million	$113.0 Million	$43.2 Million	$101.8 Million	$128.7 Million	$118.8 Million	$466.2 Million
Inception Date	6/2/87	12/31/19	12/31/12	3/30/22	9/29/88	6/1/21	12/1/93
NASDAQ Symbols	SNGVX	SNGYX	SQIFX	SQIYX	SNTIX	SNTYX	SMTFX
CUSIP Numbers	829800101	82980B107	82979K506	82980B305	829799105	82980B206	82979K100

(1)Please refer to your prospectus for details on the U.S. Government Securities Fund, Quality Income Fund & Tax-Free Income Fund share classes. (2)Expense ratios are as stated in the prospectus dated August 1, 2022. (3)Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver through March 31, 2024. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After March 31, 2024, the Adviser may elect to extend, modify or terminate the fee waiver. (4)Expense ratios include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies.

SIT MUTUAL FUNDS EQUITY FUNDS



800-332-5580
www.sitfunds.com

	Balanced Fund	Dividend Growth Fund[1] Class I	Dividend Growth Fund[1] Class S	Global Dividend Growth Fund[1] Class I	Global Dividend Growth Fund[1] Class S	Small Cap Dividend Growth Fund[1] Class I	Small Cap Dividend Growth Fund[1] Class S	ESG Growth Fund[1] Class I	ESG Growth Fund[1] Class S	Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500® Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of MSCI World Index; Long-term capital appreciation		Provide current income that exceeds the dividend yield of the Russell 2000® Index; Long-term capital appreciation		Maximization of long-term capital appreciation		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Minimum Inv. Regular Acct.	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000	$100,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Minimum Inv. Retirement Acct.	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000	$100,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Primary Investment Vehicles and Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of its net assets in common stock of U.S. and foreign companies that have strong environmental, social and corporate governance (ESG) practices at the time of purchase. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).		At least 80% of net assets in common stocks of growth companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of growth companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of growth companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000® Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution							Annually (if any) automatically reinvested, may request cash distribution						
Gross Expense Ratios[2]	1.03%[3][5]	1.00%[3]	1.25%[3][4][5]	1.25%[3]	1.50%[3][4][5]	1.35%[3]	1.60%[3][4][5]	1.25%[3]	1.50%[3][4][5]	1.00%	1.25%	1.51%[3][5]	1.50%	2.03%[3][5]
Net Expense Ratios[2]	0.83%[3][5]	0.70%[3]	0.95%[3][4][5]	1.00%[3]	1.25%[3][4][5]	1.00%[3]	1.25%[3][4][5]	1.00%[3]	1.25%[3][4][5]	1.00%	1.25%	0.86%[3][5]	1.50%	0.98%[3][5]
Total Assets as of 12/31/2022	$43.9 Million	$196.3 M	$22.0 M	$38.6 M	$3.4 M	$14.8 M	$4.7 M	$3.8 M	$3.8 M	$132.1 Million	$170.1 Million	$23.1 Million	$98.9 Million	$9.3 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	3/31/15	3/31/15	6/30/16	6/30/16	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SSCDX	SDFSX	IESGX	SESGX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
CUSIP Numbers	82980D202	82980D707	82980D806	82980D889	82980D871	82980D863	82980D855	82980D848	82980D830	829797109	829796101	82980D103	82980D301	82980D400

(1)Please refer to your prospectuses for details on the Dividend Growth Fund, Global Dividend Growth Fund, Small Cap Dividend Growth Fund, and ESG Growth Fund share classes. (2)Expense ratios are as stated in the prospectus dated November 1, 2022. (3)Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver through June 30, 2024. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2024, the Adviser may elect to extend, modify or terminate the fee waiver. (4)Includes a 25 basis point 12b-1 fee. (5)Expense ratios include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies.
Please see reverse side for additional information about the Funds.